Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

Results of Extraordinary General Meeting

The Board announces that the Independent Shareholders of the Company have approved the terms of the Continuing Connected Transactions and the caps for the financial year ending 31 December 2005 on the relevant Continuing Connected Transactions at the Extraordinary General Meeting.

INTRODUCTION

Reference is made to the announcement issued by China Unicom Limited (the “Company”) on 22 November 2004 and the circular (the “Circular”) sent to the Shareholders on 1 December 2004. The Circular sets out detailed information on the supplements and amendments to be made to the terms of the Continuing Connected Transactions, the effectiveness of the relevant supplemental agreements and amendment agreements and the caps for the financial year ending 31 December 2005 on the relevant Continuing Connected Transactions (“The Supplements, the Amendments and the Caps”), and includes a notice (the “Notice”) convening an extraordinary general meeting (the “Extraordinary General Meeting”) held on 23 December 2004 for the purpose of considering and, if thought fit, approving the Supplements, the Amendments and the Caps.

The words and expressions used in this Announcement shall have the same meanings as set out in the Circular.

APPROVAL BY THE INDEPENDENT SHAREHOLDERS

The Board of Directors of the Company (the “Board”) is pleased to announce that the Independent Shareholders of the Company passed by way of poll at the Extraordinary General Meeting the ordinary resolution set out in the Notice. The poll results are as follows:

As at the holding of the Extraordinary General Meeting, the total number of issued shares entitling the Independent Shareholders of the Company to attend and vote at the meeting was 2,838,216,050 shares, representing 22.59% of the total issued shares of the Company. In accordance with the Listing Rules, China Unicom (BVI) Limited, which is the controlling shareholder of the Company and holding 9,725,000,020 shares, representing 77.41% of the total issued shares of the Company abstained from voting on the resolution.

	No. of Votes
Summary of Ordinary Resolution	For		Against
To approve the Supplements, the Amendments and the Caps and authorize the directors of the Company to do all such further acts as may be necessary to implement and give effect to the terms of the Continuing Connected Transactions.	738,161,745	(1)	13,480	(2)

Note 1:          738,161,745 shares represent 5.88% of the total issued shares of the Company and 26.0% of the shares held by Independent Shareholders of the Company.

Note 2:          13,480 shares represent 0.0001% of the total issued shares of the Company and 0.0004% of the shares held by Independent Shareholders of the Company.

As at the date of this announcement, the Board comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Zhao Le, Lo Wing Yan, William and Ye Fengping

Non-executive Director:	Liu Yunjie

Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Craig O. McCaw (Alternate Director to Craig O. McCaw: C. James Judson) and Cheung Wing Lam, Linus

For and on behalf of
China Unicom Limited
Yee Foo Hei
Company Secretary

23 December 2004, Hong Kong